UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05002731

January 24, 2005

Claire L. Stewart
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2005

Re: Potlatch Corporation

Dear Ms. Stewart:

This is in regard to your letter dated January 24, 2005 concerning the shareholder proposal submitted by Mutual Discovery Fund for inclusion in Potlatch's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Potlatch therefore withdraws its January 10, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Bradley Takahashi
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, NJ 07078

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Claire L. Stewart
Phone: 415.983.1497
claire.stewart@pillsburywinthrop.com

January 10, 2005

Hand Delivered

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Potlatch Corporation: Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Mutual Discovery Fund

Ladies and Gentlemen:

We are filing this letter on behalf of Potlatch Corporation, a Delaware corporation (the "Company"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of stockholders (the "Proxy Materials") the proposal dated November 16, 2004 (the "Proposal") from the Mutual Discovery Fund (the "Proponent").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal. By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials. The Company anticipates that its Preliminary Proxy Statement for its 2005 annual meeting of stockholders will be filed with the SEC on or about March 17, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

BASES FOR EXCLUSION

The Proposal seeks to amend the Restated Certificate of Incorporation of the Company (the "Restated Certificate") to eliminate so-called "time-phased" voting. The Restated Certificate currently provides that stockholders who beneficially own their shares of common

stock for at least 48 consecutive calendar months are entitled to four votes per share and other shareholders are entitled to one vote per share, subject to certain exceptions and conditions. As written, the Proposal asks the stockholders of the Company to adopt a resolution amending the Restated Certificate. Pursuant to Section 242 of the Delaware General Corporation Law, in order to amend the Restated Certificate, the Board of Directors of the Company (the "Board") must first adopt and declare the advisability of a resolution setting forth the proposed amendment and then submit the amendment to the stockholders for consideration, either at a special meeting or at the next annual meeting. Accordingly, the Proposal is improper under applicable Delaware law on the ground that it purports to be a vote on an amendment to the Restated Certificate that is not permissible absent prior Board approval.

If the Proposal is revised as a recommendation for board action, we believe that it is excludible on the basis that it has been substantially implemented. On January 10, 2005, the Company announced that the Board has approved and resolved to present to the Company's stockholders at its 2005 annual meeting a resolution that is substantially identical to the resolution set forth in the Proposal. The Board's resolution states:

> RESOLVED, that the Board of Directors approves and declares advisable that Section V of Article FOURTH of the Restated Certificate of Incorporation be amended to read in its entirety as follows (the "Amendment"):
>
> > (a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting.
> >
> > (b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.

As a result, the Proposal, if properly written, has been substantially implemented. If the Proposal were not excluded, the Company's stockholders would vote on the substantially identical proposals, no doubt creating substantial confusion.

The Company respectfully requests the Staff's concurrence that the Proposal and its supporting statement may be excluded from the Proxy Materials on the following grounds:

1. Rule 14a-8(i)(1), because the Proposal purports to be a vote to amend the Company's Restated Certificate in a manner that is improper under Delaware law; and

2. Rule 14a-8(i)(10), because the Proposal, if revised as a recommendation to the Board, has been substantially implemented by the Board's approval of a substantially identical amendment to the Restated Certificate and direction by the Board that such amendment be submitted to the Company's stockholders at the 2005 annual meeting of stockholders.

DISCUSSION

I. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) because it purports to be a vote to amend the Company's Restated Certificate pursuant to a resolution proposed by a shareholder, which is improper under Delaware law.

Rule 14a-8(i)(1) provides that a company may exclude a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A favorable vote on the Proposal purports to effect an amendment of the Company's Restated Certificate. Pursuant to Section 242 of the Delaware General Corporation Law, in order to amend the certificate of incorporation of a corporation that has issued stock, that corporation's "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Because an amendment to the Restated Certificate requires action by the Board prior to a stockholder vote, such an amendment is not a proper subject for action by stockholders and, unless revised as a recommendation to the Board, should be excluded on this basis.

II. If the Proposal is recast as a recommendation to the Board, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) because the Board has approved and will submit to stockholders at the 2005 annual meeting a substantially identical resolution to eliminate "time-phased" voting.

Under Rule 14a-8(i)(10), a proposal may be excluded if a company has already substantially implemented the proposal. *See* SEC Release No. 34-20091 (describing interpretation of predecessor Rule 14a-8(c)(10)). The Staff has previously permitted exclusion on the basis of substantial implementation when the issuer proposed a resolution to amend the charter in the manner requested by the shareholder proponent. *See* The Home Depot, Inc., 2002 WL 833758 (Publicly Available March 28, 2002) ("Home Depot"). In Home Depot, a stockholder submitted a proposal requesting reinstatement of a majority vote on all issues subject

to stockholder voting, which required amending a charter provision. Subsequently, the Board of Directors of Home Depot approved an amendment to the company's certificate of incorporation to the same general effect and the submission of such amendment to stockholders with the board's recommendation. Home Depot sought to exclude the stockholder proposal, arguing that, because a charter amendment requires the affirmative vote of the stockholders, the board had taken all of the steps in its power to implement the proposal approving a very similar proposal, recommending the amendment to the stockholders and providing for its submission to a vote of stockholders. The Staff agreed that there were grounds for exclusion of the proposal under Rule 14a-8(i)(10), noting the actions taken by the board.

Here, the amendment approved by the Board and to be submitted to a vote of the Company's stockholders at its 2005 annual meeting is substantially identical to the amendment set forth in the Proposal. Therefore, we conclude that the Company has substantially implemented the Proposal and the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if the Company omits the Proposal from the Proxy Materials. To the extent that the matters set forth in this letter are based on matters of law, this letter also constitutes our supporting opinion with respect thereto.

If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 983-1497 or Blair W. White at (415) 983-7480.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Claire L Stewart

Claire L. Stewart

Enclosures

cc: Mutual Discovery Fund
c/o Franklin Mutual Advisers, LLC

PROPOSAL: RESTORE ONE SHARE-ONE VOTE TO THE COMPANY'S COMMON STOCK

RESOLVED, that Section V – Voting Rights of the Restated Certificate of Incorporation of Potlatch Corporation (the "Company") be amended and restated to eliminate "time-phased" voting and to read in its entirety as follows:

(a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting.

(b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.

SUPPORTING STATEMENT

We proposed an identical resolution at the last annual shareholders meeting urging the elimination of "time-phased" supervoting and a return to the one share, one vote principle that is the norm at the vast majority of American public companies.

Our resolution won the backing of a clear majority of the Potlatch SHARES represented at last year's annual meeting. Over 60% of the shares that voted on the proposal (discounting shares held by by brokers not eligible to vote) voted in favor of eliminating "time phased" voting. But for the disproportionate impact of "time-phased" voting, our resolution would have passed overwhelmingly.

Because the board has ignored the mandate represented by last year's vote, we are resubmitting our proposal to this year's meeting. The underlying reasons for our proposal have not changed. To maintain a "time-phased" voting scheme adopted almost 20 years ago is woefully out of step with the significant advances in market and legal perceptions of acceptable corporate governance practices. "Time-phased" voting plans have been banned for over a decade by The New York Stock Exchange and every other U.S. equity market. Of over 6,000 issuers listed on the NYSE or NASDAQ, to our knowledge, only seven U.S. public companies and Potlatch retain "time-phased" voting.

The Company has repeatedly attempted to justify "time-phased" voting by comparing it to a shareholder rights plan or "poison pill" takeover defense – missing a fundamental difference. Poison pills have the effect of shielding companies from potential unsolicited acquirors. "Time-phased" voting plans have the effect of shielding directors and management and other "insiders" from their own shareholders.

Virtually all poison pills are designed not to interfere with the functioning of normal corporate democratic processes. Indeed, the Delaware courts have looked with great disfavor on aspects of some "poison pills" – such as "dead hand" provisions – that disenfranchise shareholders under certain circumstances. In stark contrast, the essential function of "time-phased" voting plans is to

disenfranchise some shareholders (in the Company's case, a majority of shareholders) all the time.

We believe that this year shareholders must send another, even stronger, message to their representatives on the board that it should dismantle an unfair and disproportionate voting structure which merely serves to insulate management from accountability to a majority of the Company's owners.

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

FACSIMILE

Total Pages (including cover): 9

Date:	January 21, 2005	Must Be Sent By:	
To:	Heather Maples	Fax No:	(202) 942-9525
Company:	Securities & Exchange Commission	Phone No:	
From:	Claire L. Stewart	Phone No:	415.983.1497
User No:	14821	C/M No:	071480-2003074

Comments:

cc: Bradley Takahashi, Franklin Mutual Advisers, LLC
Fax No.: (973) 912-0646

CENTURY CITY
HOUSTON
LONDON
LOS ANGELES
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
SACRAMENTO
SAN DIEGO
SAN DIEGO-NORTH COUNTY
SAN FRANCISCO
SILICON VALLEY
STAMFORD
SYDNEY
TOKYO
WASHINGTON DC

If you have not properly received this fax, please call (415) 983-1000. Thank you.

Operator: ____________ Time Sent: ________ Batch ID: ________

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Claire L. Stewart
Phone: 415.983.1497
claire.stewart@pillsburywinthrop.com

January 21, 2005

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax: (202) 942 9525
Attention: Heather Maples

RE: Potlatch Corporation: No-Action Request dated January 10, 2005

Ladies and Gentlemen:

We have been informed by Franklin Mutual Advisers, LLC as representatives of Mutual Discovery Fund that they do not object to omission of the proposal which was the subject of our January 10, 2005 No-Action Request. Based upon this representation, we are withdrawing our No-Action Request.

Please do not hesitate to contact the undersigned at (415) 983-1497 or Blair W. White at (415) 983-7480 if you have any further questions.

Very truly yours,

Claire L. Stewart

Enclosures

cc: Bradley Takahashi, Franklin Mutual Advisers, LLC

10847275v1

Stewart, Claire L.

From:	Takahashi, Brad [BradT@msfi.com]
Sent:	Wednesday, January 19, 2005 9:59 AM
To:	cfletters@sec.gov
Cc:	Stewart, Claire L.; Daniel S STERNBERG
Subject:	Potlatch Corporation (the "Company") request to omit stockholder proposal
Follow Up Flag:	Follow up
Due By:	Thursday, January 20, 2005 3:00 PM
Flag Status:	Flagged

pch letter.pdf (395 KB)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

Attached is a copy of the letter from the Company's counsel seeking no action from the staff if the Company were to omit from its proxy the shareholder proposal (the "Proposal") submitted by Mutual Discovery Fund, an investment company advised by Franklin Mutual Advisers, LLC ("FMA"). Based upon the Company's representation that it will submit to stockholders at the Company's 2005 annual meeting a resolution substantially identical to that embodied in the Proposal, FMA does not object to the omission of the Proposal from the Company's proxy.

If you require any additional information or have any questions, please do not hesitate to contact me.

bradley takahashi
franklin mutual advisers, llc
51 john f. kennedy parkway
short hills, nj 07078
ph: 973.912.2152
fx: 973.912.0646

<<pch letter.pdf>>

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Claire L. Stewart
Phone: 415.983.1497
claire.stewart@pillsburywinthrop.com

January 10, 2005

Hand Delivered

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Potlatch Corporation: Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Mutual Discovery Fund

Ladies and Gentlemen:

We are filing this letter on behalf of Potlatch Corporation, a Delaware corporation (the "Company"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of stockholders (the "Proxy Materials") the proposal dated November 16, 2004 (the "Proposal") from the Mutual Discovery Fund (the "Proponent").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal. By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials. The Company anticipates that its Preliminary Proxy Statement for its 2005 annual meeting of stockholders will be filed with the SEC on or about March 17, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

BASES FOR EXCLUSION

The Proposal seeks to amend the Restated Certificate of Incorporation of the Company (the "Restated Certificate") to eliminate so-called "time-phased" voting. The Restated Certificate currently provides that stockholders who beneficially own their shares of common

PILLSBURY WINTHROP LLP

stock for at least 48 consecutive calendar months are entitled to four votes per share and other shareholders are entitled to one vote per share, subject to certain exceptions and conditions. As written, the Proposal asks the stockholders of the Company to adopt a resolution amending the Restated Certificate. Pursuant to Section 242 of the Delaware General Corporation Law, in order to amend the Restated Certificate, the Board of Directors of the Company (the "Board") must first adopt and declare the advisability of a resolution setting forth the proposed amendment and then submit the amendment to the stockholders for consideration, either at a special meeting or at the next annual meeting. Accordingly, the Proposal is improper under applicable Delaware law on the ground that it purports to be a vote on an amendment to the Restated Certificate that is not permissible absent prior Board approval.

If the Proposal is revised as a recommendation for board action, we believe that it is excludible on the basis that it has been substantially implemented. On January 10, 2005, the Company announced that the Board has approved and resolved to present to the Company's stockholders at its 2005 annual meeting a resolution that is substantially identical to the resolution set forth in the Proposal. The Board's resolution states:

> RESOLVED, that the Board of Directors approves and declares advisable that Section V of Article FOURTH of the Restated Certificate of Incorporation be amended to read in its entirety as follows (the "Amendment"):
>
> (a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting.
>
> (b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.

As a result, the Proposal, if properly written, has been substantially implemented. If the Proposal were not excluded, the Company's stockholders would vote on the substantially identical proposals, no doubt creating substantial confusion.

The Company respectfully requests the Staff's concurrence that the Proposal and its supporting statement may be excluded from the Proxy Materials on the following grounds:

1 Rule 14a-8(i)(1), because the Proposal purports to be a vote to amend the Company's Restated Certificate in a manner that is improper under Delaware law; and

2. Rule 14a-8(i)(10), because the Proposal, if revised as a recommendation to the Board, has been substantially implemented by the Board's approval of a substantially identical amendment to the Restated Certificate and direction by the Board that such amendment be submitted to the Company's stockholders at the 2005 annual meeting of stockholders.

DISCUSSION

I. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) because it purports to be a vote to amend the Company's Restated Certificate pursuant to a resolution proposed by a shareholder, which is improper under Delaware law.

Rule 14a-8(i)(1) provides that a company may exclude a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A favorable vote on the Proposal purports to effect an amendment of the Company's Restated Certificate. Pursuant to Section 242 of the Delaware General Corporation Law, in order to amend the certificate of incorporation of a corporation that has issued stock, that corporation's "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Because an amendment to the Restated Certificate requires action by the Board prior to a stockholder vote, such an amendment is not a proper subject for action by stockholders and, unless revised as a recommendation to the Board, should be excluded on this basis.

II. If the Proposal is recast as a recommendation to the Board, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) because the Board has approved and will submit to stockholders at the 2005 annual meeting a substantially identical resolution to eliminate "time-phased" voting.

Under Rule 14a-8(i)(10), a proposal may be excluded if a company has already substantially implemented the proposal. *See* SEC Release No. 34-20091 (describing interpretation of predecessor Rule 14a-8(c)(10)). The Staff has previously permitted exclusion on the basis of substantial implementation when the issuer proposed a resolution to amend the charter in the manner requested by the shareholder proponent. *See* The Home Depot, Inc., 2002 WL 833758 (Publicly Available March 28, 2002) ("Home Depot"). In Home Depot, a stockholder submitted a proposal requesting reinstatement of a majority vote on all issues subject

PILLSBURY WINTHROP LLP

to stockholder voting, which required amending a charter provision. Subsequently, the Board of Directors of Home Depot approved an amendment to the company's certificate of incorporation to the same general effect and the submission of such amendment to stockholders with the board's recommendation. Home Depot sought to exclude the stockholder proposal, arguing that, because a charter amendment requires the affirmative vote of the stockholders, the board had taken all of the steps in its power to implement the proposal approving a very similar proposal, recommending the amendment to the stockholders and providing for its submission to a vote of stockholders. The Staff agreed that there were grounds for exclusion of the proposal under Rule 14a-8(i)(10), noting the actions taken by the board.

Here, the amendment approved by the Board and to be submitted to a vote of the Company's stockholders at its 2005 annual meeting is substantially identical to the amendment set forth in the Proposal. Therefore, we conclude that the Company has substantially implemented the Proposal and the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if the Company omits the Proposal from the Proxy Materials. To the extent that the matters set forth in this letter are based on matters of law, this letter also constitutes our supporting opinion with respect thereto.

If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 983-1497 or Blair W. White at (415) 983-7480.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Claire L. Stewart

Claire L. Stewart

Enclosures

cc: Mutual Discovery Fund
c/o Franklin Mutual Advisers, LLC

10840419v5

PROPOSAL: RESTORE ONE SHARE-ONE VOTE TO THE COMPANY'S COMMON STOCK

RESOLVED, that Section V – Voting Rights of the Restated Certificate of Incorporation of Potlatch Corporation (the "Company") be amended and restated to eliminate "time-phased" voting and to read in its entirety as follows:

(a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting.

(b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.

SUPPORTING STATEMENT

We proposed an identical resolution at the last annual shareholders meeting urging the elimination of "time-phased" supervoting and a return to the one share, one vote principle that is the norm at the vast majority of American public companies.

Our resolution won the backing of a clear majority of the Potlatch SHARES represented at last year's annual meeting. Over 60% of the shares that voted on the proposal (discounting shares held by by brokers not eligible to vote) voted in favor of eliminating "time phased" voting. But for the disproportionate impact of "time-phased" voting, our resolution would have passed overwhelmingly.

Because the board has ignored the mandate represented by last year's vote, we are resubmitting our proposal to this year's meeting. The underlying reasons for our proposal have not changed. To maintain a "time-phased" voting scheme adopted almost 20 years ago is woefully out of step with the significant advances in market and legal perceptions of acceptable corporate governance practices. "Time-phased" voting plans have been banned for over a decade by The New York Stock Exchange and every other U.S. equity market. Of over 6,000 issuers listed on the NYSE or NASDAQ, to our knowledge, only seven U.S. public companies and Potlatch retain "time-phased" voting.

The Company has repeatedly attempted to justify "time-phased" voting by comparing it to a shareholder rights plan or "poison pill" takeover defense – missing a fundamental difference. Poison pills have the effect of shielding companies from potential unsolicited acquirors. "Time-phased" voting plans have the effect of shielding directors and management and other "insiders" from their own shareholders.

Virtually all poison pills are designed not to interfere with the functioning of normal corporate democratic processes. Indeed, the Delaware courts have looked with great disfavor on aspects of some "poison pills" – such as "dead hand" provisions – that disenfranchise shareholders under certain circumstances. In stark contrast, the essential function of "time-phased" voting plans is to

disenfranchise some shareholders (in the Company's case, a majority of shareholders) all the time.

We believe that this year shareholders must send another, even stronger, message to their representatives on the board that it should dismantle an unfair and disproportionate voting structure which merely serves to insulate management from accountability to a majority of the Company's owners.

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

FACSIMILE

Total Pages (including cover): 11

CENTURY CITY
HOUSTON
LONDON
LOS ANGELES
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
SACRAMENTO
SAN DIEGO
SAN DIEGO-NORTH COUNTY
SAN FRANCISCO
SILICON VALLEY
STAMFORD
SYDNEY
TOKYO
WASHINGTON DC

Date:	January 24, 2005	Must Be Sent By:	
To:	Heather Maples	Fax No:	202.942.9525
Company:	Securities & Exchange Commission	Phone No:	202.942.0020
From:	Claire L. Stewart	Phone No:	415.983.1497
User No:	14821	C/M No:	071480-2003074

Comments:

cc: Bradley Takahashi
Franklin Mutual Advisers, LLC – Fax No. 973.912.0642

If you have not properly received this fax, please call (415) 983-1000. Thank you.

Operator: ____________ Time Sent: ________ Batch ID: ________

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Claire L. Stewart
Phone: 415.983.1497
claire.stewart@pillsburywinthrop.com

January 24, 2005

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax: (202) 942 9525
Attention: Heather Maples

RE: Potlatch Corporation: No-Action Request Withdrawal dated January 21, 2005

Ladies and Gentlemen:

Further to our letter of January 21, 2005, we have received the enclosed notification that Mutual Discovery Fund has formally withdrawn its shareholder proposal, which was the subject of our January 10, 2005 No-Action Request. We therefore confirm that we are withdrawing our No-Action Request.

Please do not hesitate to contact the undersigned at (415) 983-1497 or Blair W. White at (415) 983-7480 if you have any further questions.

Very truly yours,

Claire L. Stewart

Enclosures

cc: Bradley Takahashi, Franklin Mutual Advisers, LLC

Stewart, Claire L.

From: Takahashi, Brad [BradT@msfi.com]
Sent: Monday, January 24, 2005 8:17 AM
To: Mac Ryerse; Stewart, Claire L.
Cc: cfletters@sec.gov; Daniel S STERNBERG
Subject: Potlatch Corporation (the "Company") request to omit stockholder proposal

Potlatch
rporation (the "Com

Mac Ryerse
Corporate Secretary
Potlatch Corporation
601 W. Riverside Avenue, Suite 1100
Spokane, WA 99201

Mac -

Following up my prior email on January 19 to the SEC, (a copy of which is attached) please be advised that Mutual Discovery Fund, an investment company advised by Franklin Mutual Advisers, LLC ("FMA"), hereby withdraws the shareholder proposal it previously submitted for consideration at the Company's 2005 annual meeting.

If you require any additional information or have any questions, please do not hesitate to contact me.

bradley takahashi
franklin mutual advisers, llc
51 john f. kennedy parkway
short hills, nj 07078
ph: 973.912.2152
fx: 973.912.0646

cc: Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

Claire Stewart
Pillsbury Winthrop LLP
San Francisco, CA

Dan Sternberg
Cleary, Gottlieb, Steen & Hamilton
NY, NY

<<Potlatch Corporation (the "Company") request to omit stockholder proposal>>

Stewart, Claire L.

From: Takahashi, Brad [BradT@msfi.com]
Sent: Wednesday, January 19, 2005 9:59 AM
To: cfletters@sec.gov
Cc: Stewart, Claire L.; Daniel S STERNBERG
Subject: Potlatch Corporation (the "Company") request to omit stockholder proposal

pch letter.pdf (395 KB)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

Attached is a copy of the letter from the Company's counsel seeking no action from the staff if the Company were to omit from its proxy the shareholder proposal (the "Proposal") submitted by Mutual Discovery Fund, an investment company advised by Franklin Mutual Advisers, LLC ("FMA"). Based upon the Company's representation that it will submit to stockholders at the Company's 2005 annual meeting a resolution substantially identical to that embodied in the Proposal, FMA does not object to the omission of the Proposal from the Company's proxy.

If you require any additional information or have any questions, please do not hesitate to contact me.

bradley takahashi
franklin mutual advisers, llc
51 john f. kennedy parkway
short hills, nj 07078
ph: 973.912.2152
fx: 973.912.0646

<<pch letter.pdf>>

PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

Claire L. Stewart
Phone: 415.983.1497
claire.stewart@pillsburywinthrop.com

January 10, 2005

Hand Delivered

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Potlatch Corporation: Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Mutual Discovery Fund

Ladies and Gentlemen:

We are filing this letter on behalf of Potlatch Corporation, a Delaware corporation (the "Company"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of stockholders (the "Proxy Materials") the proposal dated November 16, 2004 (the "Proposal") from the Mutual Discovery Fund (the "Proponent").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal. By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials. The Company anticipates that its Preliminary Proxy Statement for its 2005 annual meeting of stockholders will be filed with the SEC on or about March 17, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

BASES FOR EXCLUSION

The Proposal seeks to amend the Restated Certificate of Incorporation of the Company (the "Restated Certificate") to eliminate so-called "time-phased" voting. The Restated Certificate currently provides that stockholders who beneficially own their shares of common

stock for at least 48 consecutive calendar months are entitled to four votes per share and other shareholders are entitled to one vote per share, subject to certain exceptions and conditions. As written, the Proposal asks the stockholders of the Company to adopt a resolution amending the Restated Certificate. Pursuant to Section 242 of the Delaware General Corporation Law, in order to amend the Restated Certificate, the Board of Directors of the Company (the "Board") must first adopt and declare the advisability of a resolution setting forth the proposed amendment and then submit the amendment to the stockholders for consideration, either at a special meeting or at the next annual meeting. Accordingly, the Proposal is improper under applicable Delaware law on the ground that it purports to be a vote on an amendment to the Restated Certificate that is not permissible absent prior Board approval.

If the Proposal is revised as a recommendation for board action, we believe that it is excludible on the basis that it has been substantially implemented. On January 10, 2005, the Company announced that the Board has approved and resolved to present to the Company's stockholders at its 2005 annual meeting a resolution that is substantially identical to the resolution set forth in the Proposal. The Board's resolution states:

> RESOLVED, that the Board of Directors approves and declares advisable that Section V of Article FOURTH of the Restated Certificate of Incorporation be amended to read in its entirety as follows (the "Amendment"):
>
> (a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting.
>
> (b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.

As a result, the Proposal, if properly written, has been substantially implemented. If the Proposal were not excluded, the Company's stockholders would vote on the substantially identical proposals, no doubt creating substantial confusion.

The Company respectfully requests the Staff's concurrence that the Proposal and its supporting statement may be excluded from the Proxy Materials on the following grounds:

1 Rule 14a-8(i)(1), because the Proposal purports to be a vote to amend the Company's Restated Certificate in a manner that is improper under Delaware law; and

PILLSBURY WINTHROP LLP

2. Rule 14a-8(i)(10), because the Proposal, if revised as a recommendation to the Board, has been substantially implemented by the Board's approval of a substantially identical amendment to the Restated Certificate and direction by the Board that such amendment be submitted to the Company's stockholders at the 2005 annual meeting of stockholders.

DISCUSSION

I. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) because it purports to be a vote to amend the Company's Restated Certificate pursuant to a resolution proposed by a shareholder, which is improper under Delaware law.

Rule 14a-8(i)(1) provides that a company may exclude a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A favorable vote on the Proposal purports to effect an amendment of the Company's Restated Certificate. Pursuant to Section 242 of the Delaware General Corporation Law, in order to amend the certificate of incorporation of a corporation that has issued stock, that corporation's "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Because an amendment to the Restated Certificate requires action by the Board prior to a stockholder vote, such an amendment is not a proper subject for action by stockholders and, unless revised as a recommendation to the Board, should be excluded on this basis.

II. If the Proposal is recast as a recommendation to the Board, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) because the Board has approved and will submit to stockholders at the 2005 annual meeting a substantially identical resolution to eliminate "time-phased" voting.

Under Rule 14a-8(i)(10), a proposal may be excluded if a company has already substantially implemented the proposal. *See* SEC Release No. 34-20091 (describing interpretation of predecessor Rule 14a-8(c)(10)). The Staff has previously permitted exclusion on the basis of substantial implementation when the issuer proposed a resolution to amend the charter in the manner requested by the shareholder proponent. *See* The Home Depot, Inc., 2002 WL 833758 (Publicly Available March 28, 2002) ("Home Depot"). In Home Depot, a stockholder submitted a proposal requesting reinstatement of a majority vote on all issues subject

to stockholder voting, which required amending a charter provision. Subsequently, the Board of Directors of Home Depot approved an amendment to the company's certificate of incorporation to the same general effect and the submission of such amendment to stockholders with the board's recommendation. Home Depot sought to exclude the stockholder proposal, arguing that, because a charter amendment requires the affirmative vote of the stockholders, the board had taken all of the steps in its power to implement the proposal approving a very similar proposal, recommending the amendment to the stockholders and providing for its submission to a vote of stockholders. The Staff agreed that there were grounds for exclusion of the proposal under Rule 14a-8(i)(10), noting the actions taken by the board.

Here, the amendment approved by the Board and to be submitted to a vote of the Company's stockholders at its 2005 annual meeting is substantially identical to the amendment set forth in the Proposal. Therefore, we conclude that the Company has substantially implemented the Proposal and the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if the Company omits the Proposal from the Proxy Materials. To the extent that the matters set forth in this letter are based on matters of law, this letter also constitutes our supporting opinion with respect thereto.

If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 983-1497 or Blair W. White at (415) 983-7480.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Claire L. Stewart

Claire L. Stewart

Enclosures

cc: Mutual Discovery Fund
c/o Franklin Mutual Advisers, LLC

10840419v5

PROPOSAL: RESTORE ONE SHARE-ONE VOTE TO THE COMPANY'S COMMON STOCK

RESOLVED, that Section V – Voting Rights of the Restated Certificate of Incorporation of Potlatch Corporation (the "Company") be amended and restated to eliminate "time-phased" voting and to read in its entirety as follows:

(a) A holder of common stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of the common stock held of record by such holder as of the record date for such meeting.

(b) The holders of each series of preferred stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the Board of Directors establishing such class or series.

SUPPORTING STATEMENT

We proposed an identical resolution at the last annual shareholders meeting urging the elimination of "time-phased" supervoting and a return to the one share, one vote principle that is the norm at the vast majority of American public companies.

Our resolution won the backing of a clear majority of the Potlatch SHARES represented at last year's annual meeting. Over 60% of the shares that voted on the proposal (discounting shares held by by brokers not eligible to vote) voted in favor of eliminating "time phased" voting. But for the disproportionate impact of "time-phased" voting, our resolution would have passed overwhelmingly.

Because the board has ignored the mandate represented by last year's vote, we are resubmitting our proposal to this year's meeting. The underlying reasons for our proposal have not changed. To maintain a "time-phased" voting scheme adopted almost 20 years ago is woefully out of step with the significant advances in market and legal perceptions of acceptable corporate governance practices. "Time-phased" voting plans have been banned for over a decade by The New York Stock Exchange and every other U.S. equity market. Of over 6,000 issuers listed on the NYSE or NASDAQ, to our knowledge, only seven U.S. public companies and Potlatch retain "time-phased" voting.

The Company has repeatedly attempted to justify "time-phased" voting by comparing it to a shareholder rights plan or "poison pill" takeover defense – missing a fundamental difference. Poison pills have the effect of shielding companies from potential unsolicited acquirors. "Time-phased" voting plans have the effect of shielding directors and management and other "insiders" from their own shareholders.

Virtually all poison pills are designed not to interfere with the functioning of normal corporate democratic processes. Indeed, the Delaware courts have looked with great disfavor on aspects of some "poison pills" – such as "dead hand" provisions – that disenfranchise shareholders under certain circumstances. In stark contrast, the essential function of "time-phased" voting plans is to

disenfranchise some shareholders (in the Company's case, a majority of shareholders) all the time.

We believe that this year shareholders must send another, even stronger, message to their representatives on the board that it should dismantle an unfair and disproportionate voting structure which merely serves to insulate management from accountability to a majority of the Company's owners.